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                                                                  Exhibit (b)(2)

[U.S. BANK LETTERHEAD]



Marty Daley, CFO
Monaco Coach Corporation
91320 Industrial Way
Coburg, Oregon 97408

Dear Mr. Daley,

I am pleased to advise you that U.S. Bank, National Association ("Bank") hereby waives the requirements of Section 9.9 of the Agreement with respect to the acquisition by Parent of SMC Corporation.

Sincerely,

/s/ CRAIG A. WANICHEK

Craig A. Wanichek
Vice President